UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2026

Commission file number: 001-36578

ENLIVEX LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

As previously reported, on February 3, 2026, Enlivex Ltd., a company organized under the laws of the State of Israel (“Enlivex” or the “Company”), held an Extraordinary General Meeting of Shareholders of the Company, at which, among other things, the shareholders voted on and approved a reverse share split of the Company’s ordinary shares (the “ordinary shares”) at a ratio within a range of not less than 1-for-2 and not more than 1-for-20, and authorized the Board of Directors (the “Board”) to determine the final ratio (the “Reverse Split”).

The Board has determined to effect the Reverse Split at a ratio of 1-for-15, and, upon the Reverse Split becoming effective, every 15 ordinary shares will be automatically combined and reclassified into one ordinary share. Enlivex expects that the ordinary shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market on July 9, 2026, and the ordinary shares will continue to trade under the symbol “ENLV”. Upon effectiveness of the Reverse Split, the number of Enlivex’s authorized ordinary shares will be ratably reduced from 2,375,000,000 to 158,333,334, and the par value of each ordinary share will ratably increase from NIS 0.40 to NIS 6.00. Additionally, upon effectiveness of the Reverse Split, the number of Enlivex’s issued and outstanding ordinary shares will decrease from 252,480,222 to approximately 16,832,015, subject to adjustment based on the rounding of fractional shares.

No fractional ordinary shares will be issued as a result of the Reverse Split. All fractional shares will be rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all of Enlivex’s outstanding warrants and options. The Reverse Split does not affect any shareholder’s ownership percentage of the ordinary shares (except for adjustments that may result from the rounding up of fractional shares) or modify any voting rights or other terms of the ordinary shares.

The Company’s transfer agent, VStock Transfer, LLC is acting as exchange agent for the Reverse Split and will send instructions to shareholders of record regarding the exchange of certificates for ordinary shares.

On July 7, 2026, Enlivex issued a press release announcing the Reverse Split. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Report on Form 6-K (including the exhibit hereto), is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-252926, File No. 333-286956, File No. 333-292417, File No. 333-294284 and File No. 333-295215), filed with the SEC.

Exhibit No.
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name:	Oren Hershkovitz
Title:	Chief Executive Officer

Date: July 7, 2026

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